Product supplement AN
To prospectus dated October 10, 2006 and
prospectus supplement dated November 13, 2006

Registration Statement No. 333-137902
Dated October 10, 2006
Securities Act of 1933, Rule 424(b)(2)



Deutsche Bank AG

Bearish or Bullish Commodity-Linked Autocallable Optimization Securities

General

- Deutsche Bank AG may offer and sell bearish or bullish autocallable securities linked to a commodity index or a commodity or a basket of any combination of commodity indices and commodities from time to time. This product supplement describes terms that will apply generally to the securities and supplements the terms described in the accompanying prospectus supplement and prospectus. A separate underlying supplement and/or term sheet or pricing supplement, as the case may be, will describe the underlying to which the securities are linked and the terms that apply specifically to the securities, including any changes to the terms specified below. We refer to such term sheets and pricing supplements generally as pricing supplements. If the terms described in the relevant pricing supplement are inconsistent with those described herein or in the accompanying underlying supplement, prospectus supplement or prospectus, the terms described in the relevant pricing supplement shall control.

- The securities are senior unsecured obligations of Deutsche Bank AG.

- Payment on the securities is linked to either the depreciation or the appreciation in the level of an index or the price of a commodity or the level of a basket of any combination of indices and commodities, as described below.

- For important information about tax consequences, see "Certain U.S. Federal Income Tax Consequences" in this product supplement.

- The securities will be issued in denominations that will be specified in the relevant pricing supplement. Minimum investment amounts will be specified in the relevant pricing supplement.

- Investing in the securities is not equivalent to investing in any underlying index or its components or investing in any underlying commodity.

- The securities will not be listed on any securities exchange unless otherwise specified in the relevant pricing supplement.

Investing in the securities involves a number of risks. See "Risk Factors" beginning on page 6 of this product supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities or passed upon the accuracy or the adequacy of this product supplement, the accompanying prospectus supplement and prospectus, or any related pricing supplement. Any representation to the contrary is a criminal offense.

The securities are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency.

Deutsche Bank AG

November 7, 2008

TABLE OF CONTENTS

In making your investment decision, you should rely only on the information contained or incorporated by reference in the underlying supplement and pricing supplement relevant to your investment, this product supplement and the accompanying prospectus supplement and prospectus with respect to the securities offered by the relevant pricing supplement and this product supplement and with respect to Deutsche Bank AG. We have not authorized anyone to give you any additional or different information. The information in the relevant underlying supplement and pricing supplement, this product supplement and the accompanying prospectus supplement and prospectus may only be accurate as of the dates of each of these documents, respectively.

The securities described in the relevant pricing supplement and this product supplement are not appropriate for all investors, and involve important legal and tax consequences and investment risks, which you should discuss with your professional advisers. You should be aware that the regulations of the Financial Industry Regulatory Authority ("**FINRA**"), and the laws of certain jurisdictions (including regulations and laws that require brokers to ensure that investments are suitable for their customers) may limit the availability of the securities. The relevant underlying supplement and pricing supplement, this product supplement and the accompanying prospectus supplement and prospectus do not constitute an offer to sell or a solicitation of an offer to buy the securities under any circumstances in which such offer or solicitation is unlawful.

In this product supplement and the accompanying prospectus supplement and prospectus, "**we,**" "**us**" and "**our**" refer to Deutsche Bank AG, including, as the context may require, acting through one of its branches.

We are offering to sell, and are seeking offers to buy, the securities only in jurisdictions where such offers and sales are permitted. Neither this product supplement nor the accompanying underlying supplement, prospectus supplement, prospectus or pricing supplement constitutes an offer to sell, or a solicitation of an offer to buy, any securities by any person in any jurisdiction in which it is unlawful for such person to make such an offer or solicitation. Neither the delivery of this product supplement nor the accompanying underlying supplement, prospectus supplement, prospectus or pricing supplement nor any sale made hereunder implies that there has been no change in our affairs or that the information in this product supplement and accompanying underlying supplement, prospectus supplement, prospectus and pricing supplement is correct as of any date after the date hereof.

You must (i) comply with all applicable laws and regulations in force in any jurisdiction in connection with the possession or distribution of this product supplement and the accompanying underlying supplement, prospectus supplement, prospectus and pricing supplement and the purchase, offer or sale of the securities and (ii) obtain any consent, approval or permission required to be obtained by you for the purchase, offer or sale by you of the securities under the laws and regulations applicable to you in force in any jurisdiction to which you are subject or in which you make such purchases, offers or sales; neither we nor the agents shall have any responsibility therefor.

SUMMARY TERMS

Underlying . . . . For securities linked to one commodity index (an "**Index**") or commodity (a "**Commodity**"), the **Underlying** will be the Index or Commodity designated in the relevant pricing supplement accompanying this product supplement.

For securities linked to a basket of any combination of Indices or Commodities, the **Underlying** will be the basket designated in the relevant pricing supplement (the "**Basket**") accompanying this product supplement. The individual Indices or Commodities included in the Basket (each, a "**Basket Component**") and the relevant weighting of each Basket Component will be set forth in the relevant pricing supplement.

Face Amount . . . . The denomination of the security, which may be $10, $100, $1,000 or another amount per security, as specified in the relevant pricing supplement.

Issue Price . . . . 100% of the Face Amount, unless otherwise specified in the relevant pricing supplement.

Bearish or Bullish Exposure . . . . The securities may offer either bearish or bullish exposure to the performance of the Underlying. This will be specified in the relevant pricing supplement.

- If the securities offer *bearish* exposure, the investment position inherent in the securities is premised on an outlook that the Underlying will *decline* in value. **Increases** in the value of the Underlying referenced by bearish securities may result in a loss.

- If the securities offer *bullish* exposure, the investment position inherent in the securities is premised on an outlook that the Underlying will *increase* in value. **Decreases** in the value of the Underlying referenced by bullish securities may result in a loss.

Payment on the securities . . . . Either:

- the securities will be called automatically if a Call Event occurs, and we will pay to you an amount in cash equal to the Face Amount of your securities *plus* the Face Amount *multiplied by* the applicable Return on Call Date: or

- if the securities are not called automatically, we will pay to you at maturity an amount in cash equal to or less than the Face Amount of your securities.

In general terms, for **bearish** securities, a Call Event will occur upon a **decrease** in the Underlying as observed on an

2

Observation Date, as described below. If a Call Event does not occur, your payment at maturity may be less than your initial investment based on any **increase** in the Underlying.

In general terms, for **bullish** securities, a Call Event will occur upon an **increase** in the Underlying as observed on an Observation Date, as described below. If a Call Event does not occur, your payment at maturity may be less than your initial investment based on any **decrease** in the Underlying.

The payment on the securities will be determined as set out below. The definitions of terms used in describing your payment on the securities can be found in the section of this product supplement entitled "Description of Securities – Certain Defined Terms".

Payment upon our automatic call . . . . If a Call Event occurs, the securities will be called automatically for a Call Price per Face Amount, payable on the corresponding Call Settlement Date, determined as follows:

Call Price = Face Amount + (Face Amount x Return on Call Date)

Call Events

For **bearish** securities, a Call Event will be a **Bearish Call Event**, which is contingent upon the level of the Underlying **being less than or equal to** a specified Call Level on an Observation Date, as described below.

For **bullish** securities, a Call Event will be a **Bullish Call Event**, which is contingent upon the level of the Underlying **being greater than or equal to** a specified Call Level on an Observation Date, as described below.

Payment at maturity – four options . . . . If a Call Event does not occur, you will receive a payment at maturity based on the Underlying Return and which will be equal to or less than your initial investment. We may select one of four different payment at maturity options. The option which we select for your securities will be specified in the relevant pricing supplement. In all four options, the Underlying Return will be zero or negative.

For **bearish** securities, the Underlying Return will be the **Bearish Underlying Return**. The Bearish Underlying Return will be negative due to any **increase** in the Underlying, as measured from the Initial Level to the Final Level.

For **bullish** securities, the Underlying Return will be the **Bullish Underlying Return**. The Bullish Underlying Return will be negative due to any **decrease** in the Underlying, as measured from the Initial Level to the Final Level.

Option 1
The securities do not have a Trigger Event, a Buffer Level or a Downside Participation Rate. . . .

In this option, your payment at maturity per Face Amount will equal:

Payment at maturity = Face Amount + (Face Amount x Underlying Return)

In this option, the payment at maturity will be equal to or less than the Face Amount. ***Accordingly, you will lose some or all of your investment at maturity.***

Option 2
The securities have a Trigger Event only. Neither a Buffer Level nor a Downside Participation Rate applies. . . . . . .

In this option, your payment at maturity per Face Amount will be determined as follows:

- If a Trigger Event has not occurred, then your payment at maturity per Face Amount will equal the Face Amount.

- If a Trigger Event has occurred, then your payment at maturity per Face Amount will equal:

Payment at maturity = Face Amount + (Face Amount x Underlying Return)

In this option, where a Trigger Event has occurred, the payment at maturity will be equal to or less than the Face Amount. ***Accordingly, you will lose some or all of your investment at maturity.***

Option 3
The securities have a Buffer Level and a Downside Participation Rate. The Trigger Event feature does not apply. . . .

In this option, your payment at maturity per Face Amount will be determined as follows:

- If the Underlying Return *plus* the Buffer Level is **equal to or greater than** zero, then your payment at maturity per Face Amount will equal the Face Amount.

- If the Underlying Return *plus* the Buffer Level is **less than** zero, then your payment at maturity per Face Amount will equal:

Payment at maturity = Face Amount + (Face Amount x (Underlying Return + Buffer Level) x Downside Participation Rate)

In this option, if the Final Level relative to the Initial Level has increased for bearish securities, or decreased for bullish securities, by amount which is equal to or less than the Buffer Level, you will be entitled to receive back your initial investment.

However, if the Final Level relative to the Initial Level has increased for bearish securities, or decreased for bullish securities, by an amount greater than the Buffer Level, you will lose an amount greater than 1% of the Face Amount for every 1% that the Underlying Return is greater than the Buffer Level and the payment at maturity will be less than the Face Amount. **Accordingly, you will lose some or all of your investment at maturity, despite the presence of the Buffer Level.**

Option 4
The securities have a Buffer Level only. Neither the Downside Participation Rate nor the Trigger Event feature applies. . . . .

In this option, your payment at maturity per Face Amount will be determined as follows:

• If the Underlying Return *plus* the Buffer Level is **equal to or greater than** zero, then your payment at maturity per Face Amount will equal the Face Amount.

• If the Underlying Return *plus* the Buffer Level is **less than** zero, then your payment at maturity per Face Amount will equal:

Payment at maturity = Face Amount + (Face Amount x (Underlying Return + Buffer Level))

In this option, if the Final Level relative to the Initial Level has increased for bearish securities, or decreased for bullish securities, by amount which is equal to or less than the Buffer Level, you will be entitled to receive back your initial investment.

However, if the Final Level relative to the Initial Level has increased for bearish securities, or decreased for bullish securities, by an amount greater than the Buffer Level, you will lose an amount equal to 1% of the Face Amount for every 1% that the Underlying Return is greater than the Buffer Level and the payment at maturity will be less than the Face Amount. **Accordingly, you will lose some of your investment at maturity.**

RISK FACTORS

Your investment in the securities will involve certain risks. The securities do not pay any coupons or guarantee the return of some or all of your initial investment at, or prior to, maturity. Investing in the securities is not equivalent to investing in any Underlying or Basket Component or any of the components underlying any Underlying or Basket Component. In particular, you may lose some or all of your initial investment at maturity depending on the movement in the Underlying over the term of the securities. In addition, your investment in the securities entails other risks not associated with an investment in conventional debt securities. **You should consider carefully the following discussion of risks, together with the risk information contained in the prospectus supplement, prospectus and the relevant pricing supplement before you decide that an investment in the securities is suitable for you.**

RISKS RELATING TO THE ECONOMICS OF THE SECURITIES

The following section sets out some of risks relating to the economics of the securities. For risk factors which specifically address your particular securities, please refer to the pricing supplement.

The securities do not guarantee any return of your investment or pay coupons

The terms of the securities differ from those of ordinary debt securities in that we do not guarantee to repay your initial investment in the securities at maturity and will not pay you any coupons on the securities. We will only pay you an amount in excess of the Face Amount if a Call Event occurs. If a Call Event does not occur, we will pay you an amount which will be equal to or less than your initial investment and may be zero.

Any payment at maturity, including any entitlement to receive back your initial investment, is subject to our ability to pay our obligations as they fall due.

Bearish securities

Bearish securities expose you to the risk that if a Call Event does not occur, you will lose some or all of your investment due to an *increase* in the Final Level relative to the Initial Level.

For bearish securities, a Call Event will only occur if the Closing Level (or Intra-Day Level, if specified in the relevant pricing supplement) is equal to or less than the Call Level on an Observation Date. As such, you will not receive a return on your investment unless the Underlying equals or has depreciated below the Call Level, as observed on an Observation Date.

Bullish securities

Bullish securities expose you to the risk that if a Call Event does not occur, you will lose some or all of your investment due to a *decrease* in the Final Level relative to the Initial Level.

For bullish securities, a Call Event will only occur if the Closing Level (or Intra-Day Level, if specified in the relevant pricing supplement) is equal to or greater than the Call Level on an Observation Date. As such, you will not receive a return on your investment unless the Underlying equals or has appreciated above the Call Level, as observed on an Observation Date.

The appreciation potential of the securities is limited, and the securities are subject to an automatic early call

A Call Event will trigger an automatic call of the securities and the payment of the Face Amount of the securities plus the applicable Return on Call Date. Your return on the securities will be limited to the Return on Call Date applicable to the Observation Date on which the securities are called, regardless of the depreciation (for bearish securities) or appreciation (for bullish securities) of the Underlying, which may be in excess of the applicable Return on Call Date. In addition, the automatic call feature of the securities may shorten the term of your investment.

If a Trigger Event applies and occurs, and a Call Event does not occur, you will be exposed to any adverse movement in the Underlying

For those securities with a Trigger Event feature, if a Trigger Event occurs, and a Call Event does not occur, you will be exposed to any adverse movement in the Final Level relative to the Initial Level. For bearish securities, this adverse movement would be an **appreciation** in the Underlying, as measured from the Initial Level to the Final Level. For bullish securities, this adverse movement would be a **depreciation** in the Underlying, as measured from the Final Level to the Initial Level.

If a Downside Participation Rate applies, you could lose more than 1% of the Face Amount of your securities for each 1% of negative Underlying Return

For those securities with a Downside Participation Rate, if a Call Event does not occur and the sum of the Underlying Return and the Buffer Level is less than zero, you will lose at maturity an amount which is greater than 1% of the Face Amount for every 1% that the Underlying Return is greater than the Buffer Level and the payment at maturity will be less than the Face Amount. **Accordingly, you will lose some or all of your investment at maturity, despite the presence of the Buffer Level.**

A Call Event will only occur based on the level of the Underlying on the specified Observation Dates and the Underlying Return will only be measured on the Valuation Dates

A Call Event will occur based on the level of the Underlying on the specified Observation Dates. This means the level of the Underlying at other times is irrelevant for the purposes of determining whether a Call Event occurs, and accordingly, whether you receive a positive return on your securities. Likewise, the Underlying Return will only be measured based on the Closing Level on the Valuation Date(s). Accordingly, the Closing Level at other times is irrelevant for the purposes of determining the Underlying Return and with it, whether you lose money on your initial investment.

Secondary trading may be limited

Unless otherwise specified in the relevant pricing supplement, the securities will not be listed on a securities exchange. There may be little or no secondary market for the securities. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the securities easily or at a price advantageous to you.

Deutsche Bank AG and its affiliates may act as market makers for the securities but are not required to do so. Because we do not expect that other market makers will participate significantly in the secondary market for the securities, the price at which you may be able to trade your securities is likely to depend on the price, if any, at which Deutsche Bank AG or its affiliates is willing to buy the securities. If at any time Deutsche Bank AG or its affiliates or another agent does not act as a market maker, it is likely that there would be little or no secondary market for the securities.

The securities are not designed to be short-term trading instruments

The price at which you will be able to sell your securities to us or our affiliates prior to maturity, if at all, may be at a substantial discount from the Face Amount of the securities. The potential returns described in the relevant pricing supplement assume that your securities, which are not designed to be short-term trading instruments, are held to maturity.

The value of the securities will be influenced by many unpredictable factors

Many economic and market factors will influence the value of the securities. We expect that, generally, the level of the Underlying on any day and, in particular, whether the Underlying is near a Call Level on an Observation Date, will affect the value of the securities more than any other single factor. However, you should not expect the value of the securities in the secondary market to vary in proportion to changes in the level of the Underlying. The value of the securities will be affected by a number of other factors that may either offset or magnify each other, including:

- the market price of the Underlying or Basket Components or the components underlying the Underlying or Basket Components;

- supply and demand for the securities;

- the expected frequency and magnitude of changes in the relevant Closing Level (volatility);

- economic, financial, political and regulatory or judicial events that affect each Underlying or the Basket Components (including any components underlying the Underlying or Basket Component) or markets generally and that may affect the relevant Closing Level on any relevant day;

- the exchange rate and the volatility of the exchange rate of the U.S. dollar and any other currencies relevant to the Underlying or Basket Components;

- interest and yield rates in the market generally;

- the time remaining to the maturity of the securities; and

- our creditworthiness, including actual or anticipated downgrades in our credit ratings.

RISKS RELATING TO THE UNDERLYING

The Basket Components may not be equally weighted

Each Basket Component may have a different weight in determining the value of the Basket, depending on the weightings specified in the relevant pricing supplement. For example, for a Basket composed of four Basket Components, the relevant pricing supplement may specify that the weighting of the four Basket Components will be as follows: 18%, 20%, 33%, and 29%. One consequence of such an unequal weighting of the Basket Components is that if a higher-weighted Basket Component performs poorly and a lower-weighted Basket Component performs well, the Closing Level of the Basket will reflect the poor performance of the higher-weighted Basket Component more than it reflects the strong performance of the lower-weighted Basket Component, which will have an adverse effect on the value of the securities.

Changes in the values of the Basket Components may offset each other

Price movements in the Basket Components may not correlate with each other. At a time when the values of some of the Basket Components perform well, the values of other Basket Components may perform poorly. Therefore, in calculating the Closing Level of the Basket, positive performances by one or more of the Basket Components may be moderated, or more than offset, by poor performances by the other Basket Components, particularly if the Basket Components that perform well are of relatively low weight in the Basket. For example, for an equally weighted Basket composed of two Basket Components and referenced by a bullish security, a 10% appreciation in one Basket Component as of any Valuation Date would be completely offset by a 10% decline in the other Basket Component on such Valuation Date.

The Underlying Return will not be adjusted for changes in exchange rates related to the U.S. dollar that might affect an Underlying or Basket Component whose underlying components are traded in currencies other than the U.S. dollar

Although an Underlying or its components may be traded in, or their closing prices may be converted into, currencies other than U.S. dollars, the securities, which are linked to the Underlying, are denominated in U.S. dollars, and the amount payable on the securities at maturity will not be adjusted for changes in the exchange rates between the U.S. dollar and any of the currencies in which an Underlying or its components are denominated. Changes in exchange rates, however, may reflect changes in various non-U.S. economies that in turn may affect the return for the securities. The amount we pay in respect of the securities will be determined solely in accordance with the procedures set forth under "Description of Securities—Payment on the Securities."

The securities may be subject to currency exchange risk

Because the prices of an Index or its underlying components may be converted by the sponsor of the Index (the "**Sponsor**") into U.S. dollars or a currency other than U.S. dollars for the purposes of calculating the value of the Index, holders of the securities will be exposed to currency exchange rate risk with respect to each of the countries represented in any such Index. An investor's net exposure will depend on the extent to which the currencies of the components underlying any such Index strengthen or weaken against the U.S. dollar or such other currency.

Of particular importance to potential currency exchange risk are:

- existing and expected rates of inflation;

- existing and expected interest rate levels;

- the balance of payments; and

- the extent of governmental surpluses or deficits in the countries represented in the Index and the United States of America.

All of these factors are in turn sensitive to the monetary, fiscal and trade policies pursued by the governments of the countries affecting the Index, the United States and other countries important to international trade and finance.

The markets for commodities may suffer from systemic risks

Changes in supply and demand can have significant adverse effects on the prices of commodities. In addition, commodities tend to be exposed to the risk of fluctuations in currency exchange rates, volatility from speculative activities and the risk that substitutes for the commodities in their common uses will become more widely available or comparatively less expensive. Agriculture prices are often heavily affected by weather, crop yields, natural disasters, pestilence and technological developments, as well as government policies regarding agriculture, energy, trade, fiscal and monetary issues, particularly with regard to subsidies and tariffs. In addition, there are many risks specific to the individual underlying commodities.

Commodity prices are subject to emerging markets' political and economic risks

Commodities may be produced in emerging market countries that are more exposed to the risk of swift political change and economic downturns than their industrialized counterparts. Indeed, in recent years, many emerging market countries have undergone significant political, economic and social change. In many cases, far-reaching political changes have resulted in constitutional and social tensions and in some cases, instability and reaction against market reforms has occurred. There can be no assurance that future political changes will not adversely affect the economic conditions of an emerging market country. Political or economic instability is likely to adversely impact the level of the Underlying and, consequently, the return on your investment.

If the liquidity of the Underlying or its components is limited, the securities would likely be impaired

Commodities and derivatives contracts on commodities may be difficult to buy or sell, particularly during adverse market conditions. Reduced liquidity on the relevant Valuation Date would likely have an adverse effect on the level of the Underlying and, therefore, on the return, if any, on your securities. Limited liquidity relating to the components of an Index may also result in the publisher of the Index being unable to determine the level of the Index using its normal means. The resulting discretion by the publisher of the Index in determining the Closing Level could adversely affect the value of the securities.

The Sponsor may adjust an Index in ways that affect the level of the Index, and the Sponsor has no obligation to consider your interests

The Sponsor is responsible for calculating and maintaining the Index. The Sponsor can add, delete or substitute the components underlying the Index or make other methodological changes that could change the level of the Index. You should realize that the changing of companies included in the Index may affect the Index as a newly added company may perform significantly better or worse than the company it replaces. Additionally, the Sponsor may alter, discontinue or suspend calculation or dissemination of the Index. Any of these actions could adversely affect the value of the securities. The Sponsor has no obligation to consider your interests in calculating or revising the Index.

RISKS RELATING TO THE ISSUER

Any payment on the securities is subject to our ability to pay our obligations as they fall due

The securities are senior unsecured debt obligations of Deutsche Bank AG, and are not, either directly or indirectly, an obligation of any third party. Any payment to be made on the securities depends on our ability to satisfy our obligations as they fall due. As a result, our actual and perceived creditworthiness may affect the market value of the securities and in the event we were to default on its obligations you may not receive any amount owed to you under the terms of the securities.

Trading by us or our affiliates in the commodities markets may impair the value of the securities

We and our affiliates are active participants in the commodities markets as dealers, proprietary traders and agents for our customers, and therefore at any given time we may be a party to one or more commodities transactions. In addition, we or one or more of our affiliates may hedge our commodity exposure from the securities by entering into various transactions. We may adjust these hedges at any time and from time to time. Our trading and hedging activities may have a material adverse effect on the commodities prices and consequently have a negative impact on the performance of the Underlying. It is possible that we or our affiliates could receive significant returns from these hedging activities while the value of or amounts payable under the securities declines.

The inclusion in the original issue price of each agent's commission and the expected cost of hedging our obligations under the securities directly or through one or more of our affiliates is likely to adversely affect the value of the securities prior to maturity

While the payment at maturity will be based on the full Face Amount of your securities as described in the relevant pricing supplement, the original issue price of the securities includes each agent's commission and the expected cost of hedging our obligations under the securities directly or through one or more of our affiliates. Such cost includes our or our affiliates' expected cost of providing such hedge, as well as the profit we or our affiliates expect to realize in consideration for assuming the risks inherent in providing such hedge. As a result, assuming no change in market conditions or any other relevant factors, the price, if any, at which Deutsche Bank AG or its affiliates will be willing to purchase securities from you in secondary market transactions will likely be lower than the original issue price. In addition, any such price may differ from values determined by pricing models used by Deutsche Bank AG or its affiliates as a result of such compensation or other transaction costs.

We or our affiliates may have economic interests adverse to those of the holders of the securities

Deutsche Bank AG and other affiliates of ours trade the components underlying any Underlying or Basket Components and other financial instruments related to the Underlying or Basket Component and its components on a regular basis, for their accounts and for other accounts under their management. Deutsche Bank AG and these affiliates may also issue or underwrite or assist unaffiliated entities in the issuance or underwriting of other securities or financial instruments linked to the Underlying or Basket Components. To the extent that we or one of our affiliates serves as issuer, agent or underwriter for such securities or financial instruments, our or their interests with respect to such products may be adverse to those of the holders of the securities. Any of these trading activities could potentially affect the level of the Underlying or Basket Components and, accordingly, could affect the value of the securities and the amount payable to you at maturity.

Additionally, we or one of our affiliates may serve as issuer, agent or underwriter for additional issuances of securities with returns linked or related to changes in the level of the Underlying or Basket Component or the components underlying any Underlying or Basket Components. By introducing competing products into the marketplace in this manner, we or one or more of our affiliates could adversely affect the value of the securities. We or our affiliates, are active participants in the commodities markets as dealers, proprietary traders and agents for our customers, and therefore at any given time we may be a party to one or more commodity transactions and such transactions may have a negative impact on any Underlying or Basket Component.

We may have hedged our obligations under the securities directly or through certain affiliates, and we or they would expect to make a profit on any such hedge. Because hedging our obligations entails risk and may be influenced by market forces beyond our or our affiliates' control, such hedging may result in a profit that is more or less than expected, or it may result in a loss. Although they are not expected to, these hedging activities may positively affect the market price of the components underlying the Underlying or Basket Components and the level of the Underlying or Basket Components and, therefore, adversely affect the market value of the securities. It is possible that Deutsche Bank AG or its affiliates could receive substantial returns from these hedging activities while the market value of the securities declines.

Deutsche Bank AG, London Branch will act as the calculation agent ("**Calculation Agent**"). The Calculation Agent will determine, among other things, the Closing Levels, the Underlying Return and the amount that we will pay you upon a Call Event or at maturity. The Calculation Agent will also be responsible for determining whether a Call Event, Trigger Event or market disruption event has occurred, whether an Underlying or Basket Component has been discontinued and whether there has been a material change in the method of calculation of the Underlying or Basket Components. In performing these duties, Deutsche Bank AG, London Branch may have interests adverse to your interests as a holder of the securities, which may affect your return on the securities, particularly where Deutsche Bank AG, London Branch, as the Calculation Agent, is entitled to exercise discretion.

We may also be the Sponsor of an Underlying. In this case, we have discretion to adjust the Underlying, potentially in a manner which is adverse to your interests as a holder of the securities.

Potentially inconsistent research, opinions or recommendations by Deutsche Bank AG may affect the market value of the securities

Deutsche Bank AG or any of its affiliates may publish research, express opinions or provide recommendations that are inconsistent with investing in or holding the securities. Any such research, opinions or recommendations could affect the value of the Underlying, and therefore the market value of the securities.

Market disruptions may adversely affect your return

The Calculation Agent may, in its sole discretion, determine that the markets have been affected in a manner that prevents it from properly valuing the Closing Level and calculating the amount that we are required to pay you. These events may include disruptions or suspensions of trading in the markets as a whole. If the Calculation Agent, in its sole discretion, determines that any of these events prevents us or any of our affiliates from properly hedging our obligations under the securities, it is possible that one or more of the Valuation Dates and the Maturity Date will be postponed, and your return will be adversely affected.

Holdings of the securities by our affiliates and future sales may affect the price of the securities

Certain of our affiliates may purchase some of the securities for investment. As a result, upon completion of an offering, our affiliates may own up to approximately 10% of the securities offered in that offering. Circumstances may occur in which our interests or those of our affiliates could be in conflict with your interests. In addition, if a substantial portion of the securities held by our affiliates were to be offered for sale in the secondary market, if any, following such an offering, the market price of the securities may fall. The negative effect of such sales on the prices of the securities could be more pronounced if secondary trading in the securities is limited or illiquid.

The U.S. federal income tax consequences of an investment in the securities are unclear

There is no direct legal authority regarding the proper U.S. federal income tax treatment of the securities, and we do not plan to request a ruling from the Internal Revenue Service (the "**IRS**"). Consequently, significant aspects of the tax treatment of the securities are uncertain and no assurance can be given that the IRS or a court will agree with the treatment of the securities as prepaid financial contracts, as described in the section of this product supplement entitled "Certain U.S. Federal Income Tax Consequences." If the IRS were successful in asserting an alternative treatment, the tax consequences of ownership and disposition of the securities might be affected materially and adversely. As described in "Certain U.S. Federal Income Tax Consequences," on December 7, 2007, the Department of the Treasury ("**Treasury**") and the IRS released a notice requesting comments on various issues regarding the U.S. federal income tax treatment of "prepaid forward contracts" and similar instruments, which may include the securities. Any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the securities, possibly with retroactive effect.

Both U.S. and non-U.S. holders should consult their tax advisers regarding the U.S. federal income tax consequences of an investment in the securities (including possible alternative treatments and the issues presented by the December 7, 2007 notice), as well as any tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

DESCRIPTION OF SECURITIES

The following description of the terms of the securities supplements the description of the general terms of the debt securities set forth under the headings "Description of Notes" in the accompanying prospectus supplement and "Description of Debt Securities" in the accompanying prospectus. A separate underlying supplement, term sheet or pricing supplement, as the case may be, will describe the index or commodity, or basket of any combination of indices and commodities to which the securities will be linked and a separate pricing supplement will describe the terms that apply specifically to the securities, including any changes to the terms specified below. Capitalized terms used but not defined in this product supplement have the meanings assigned to them in the accompanying prospectus supplement, prospectus and the relevant underlying supplement and pricing supplement. Unless otherwise specified in the relevant pricing supplement, the term "security" refers to one of our Bearish or Bullish Commodity-Linked Autocallable Optimization Securities.

General

The securities are senior unsecured obligations of Deutsche Bank AG that are linked to one or more underlying commodity indices (an "**Index**") or commodities (a "**Commodity**") or basket of any combination of Indices and Commodities (in such case, the "**Basket**"). An "**Underlying**" is an Index, Commodity or Basket, as specified in the relevant pricing supplement. The securities are a series of securities referred to in the accompanying prospectus supplement, prospectus and the relevant underlying supplement and pricing supplement. The securities will be issued by Deutsche Bank AG under an indenture among us, Law Debenture Trust Company of New York, as trustee, and Deutsche Bank Trust Company Americas, as issuing agent, paying agent, and registrar. The securities do not provide for coupon payments and do not guarantee the return of your initial investment at, or prior to, maturity. Instead, at maturity or upon an automatic call you will receive a payment in cash, if any, the amount of which will vary depending on the performance of the Underlying calculated as set forth in the relevant pricing supplement.

The securities are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or by any other governmental agency.

The securities are our senior unsecured obligations and will rank *pari passu* with all of our other senior unsecured obligations.

The securities will be issued in denominations that will be specified in the relevant pricing supplement. The securities will be represented by one or more permanent global securities registered in the name of The Depository Trust Corporation ("**DTC**") or its nominee, as described under "Description of Notes—Form, Legal Ownership and Denomination of Notes" in the prospectus supplement and "Forms of Securities—Global Securities" in the prospectus.

The specific terms of the securities will be described in the relevant pricing supplement accompanying this product supplement. The terms described in that document should be read as supplementing those described herein, in the relevant underlying supplement and in the accompanying prospectus and prospectus supplement. If the terms described in the relevant pricing supplement are inconsistent with those described herein, in the relevant underlying supplement or in the accompanying prospectus or prospectus supplement, the terms described in the relevant pricing supplement shall control.

We will irrevocably deposit with DTC no later than the opening of business on the applicable date or dates funds sufficient to make payments of the amount payable with respect to the securities on such date. We will give DTC irrevocable instructions and authority to pay such amount to the holders of the securities entitled thereto.

Subject to the foregoing and to applicable law (including, without limitation, United States federal laws), we or our affiliates may, at any time and from time to time, purchase outstanding securities by tender, in open market transactions or by private agreement.

Certain Defined Terms

Each term listed below has the meaning given to it for the purpose of this product supplement and the relevant pricing supplement, unless the context otherwise requires or the relevant pricing supplement gives the term a different meaning.

Averaging Dates means the two or more dates specified in the relevant pricing supplement. The Averaging Dates are subject to postponement as described under "—Adjustments to Valuation Dates and Payment Dates."

Basket Component means each Commodity or Index included in a Basket.

A **Bearish Call Event** will occur if the Closing Level (or Intra-Day Level, if specified in the relevant pricing supplement) on any Observation Date is less than or equal to the Call Level for that Observation Date specified in the relevant pricing supplement.

A **Bearish Closing Trigger Event** will occur if the Closing Level of the Underlying increases above or, if specified in the relevant pricing supplement, equals, the Trigger Level on any day during the Observation Period.

A **Bearish Intra-Day Trigger Event** will occur if the Intra-Day Level of the Underlying increases above or, if specified in the relevant pricing supplement, equals, the Trigger Level during any day during the Observation Period.

Bearish Underlying Return means:

$$\frac{\text{Initial Level} - \text{Final Level}}{\text{Initial Level}}$$

Buffer Level means a positive percentage which will be specified in the relevant pricing supplement.

A **Bullish Call Event** will occur if the Closing Level (or Intra-Day Level, if specified in the relevant pricing supplement) on any Observation Date is greater than or equal to the Call Level for that Observation Date specified in the relevant pricing supplement.

A **Bullish Closing Trigger Event** will occur if the Closing Level of the Underlying declines below or, if specified in the relevant pricing supplement, equals, the Trigger Level on any day during the Observation Period.

A **Bullish Intra-Day Trigger Event** will occur if the Intra-Day Level of the Underlying declines below or, if specified in the relevant pricing supplement, equals, the Trigger Level during any day during the Observation Period.

Bullish Underlying Return means:

$$\frac{\text{Final Level} - \text{Initial Level}}{\text{Initial Level}}$$

Business Day means a day (other than a Saturday or Sunday) on which commercial banks and foreign exchange markets settle payments and are open for general business (including dealings in foreign exchange and foreign currency deposits) in New York City and London, United Kingdom.

Call Event means either a Bullish Call Event or a Bearish Call Event, depending on whether the securities offer bullish or bearish exposure respectively, as specified in the relevant pricing supplement.

Call Level means a level of the Underlying which will be specified in the relevant pricing supplement.

Call Settlement Date means one or more dates specified in the relevant pricing supplement.

Closing Level means:

(a) for a Basket, the level of the Basket, calculated in accordance with the formula set forth in the relevant pricing supplement, on the relevant date of calculation;

(b) for a Commodity, the price of the Commodity on the relevant date of calculation, as defined more fully in the relevant pricing supplement; and

(c) for an Index, the official closing level of such Index on the relevant date of calculation.

Downside Participation Rate means a percentage which will be specified, if applicable, in the relevant pricing supplement.

Exchange Traded Instrument means a futures contract relating to a commodity which is tracked by an Index.

Face Amount means the denomination of the security, which may be $10, $100, $1,000 or another amount per security, as specified in the relevant pricing supplement.

Final Level means the Closing Level of the Underlying on the Final Valuation Date, or the arithmetic average of the Closing Levels of the Underlying on each of the Averaging Dates, or such other date or dates as specified in the relevant pricing supplement.

Final Valuation Date means the date specified in the relevant pricing supplement. The Final Valuation Date is subject to postponement as described under "—Adjustments to Valuation Dates and Payment Dates."

Initial Level means the Closing Level of the Underlying on the trade date (which will be specified in the relevant pricing supplement), or such other level as specified in the relevant pricing supplement.

Intra-Day Level means:

(a) for a Basket, the level of such Basket at any time during the relevant date of calculation, calculated in accordance with the formula set forth in the relevant pricing supplement.

(b) for a Commodity, the price of the Commodity at any time during the relevant date of calculation, as defined more fully in the relevant pricing supplement.

(c) for an Index, the level of such Index at any time during the relevant date of calculation.

Issue Price means 100% of the Face Amount, unless otherwise specified in the relevant pricing supplement.

Maturity Date means the date specified in the relevant pricing supplement. The Maturity Date is subject to postponement as described under "—Adjustments to Valuation Dates and Payment Dates."

Observation Date means the one or more dates specified in the relevant pricing supplement. The Observation Dates are subject to postponement as described under "—Adjustments to Valuation Dates and Payment Dates."

Observation Period means the period of Trading Days on which no Market Disruption Event or Force Majeure Event occurs, commencing on (and including) the trade date to (and including) the Final Valuation Date or the last Averaging Date, as applicable.

Relevant Exchange means for each Exchange Traded Instrument included in an Index or each Commodity, the exchange on which the Exchange Traded Instrument or Commodity is traded or its successor, each as determined by the Calculation Agent.

Return on Call Date means a percentage or series of percentages of the Face Amount which will apply on each specified Observation Date.

Trading Day means for each Exchange Traded Instrument or Commodity, a day, as determined by the Calculation Agent, on which the Relevant Exchange for such Exchange Traded Instrument or Commodity is open for trading during its regular trading session, notwithstanding any such Relevant Exchange closing prior to its scheduled closing time.

Trigger Event means one of:

(a) a Bearish Closing Trigger Event;

(b) a Bearish Intra-Day Trigger Event;

(c) a Bullish Closing Trigger Event; or

(d) a Bullish Intra-Day Trigger Event,

depending on whether the securities offer bearish or bullish exposure and as specified in the relevant pricing supplement.

Trigger Level means a level of the Underlying which will be specified in the relevant pricing supplement.

Underlying Return means either the Bullish Underlying Return or the Bearish Underlying Return, depending on whether the securities offer bullish or bearish exposure respectively, as specified in the relevant pricing supplement. When used in the relevant pricing supplement, the Underlying Return will be referred to as the "Basket Return", "Index Return" or "Commodity "Return" as applicable.

Payment on the Securities

Unlike ordinary debt securities, the securities do not guarantee the return of your initial investment at maturity or pay periodic coupon payments. Instead, you will receive a cash amount at upon an early call or at maturity, if any, based on the performance of the Underlying, as described below.

The relevant pricing supplement may specify an alternative payment at maturity calculation which applies to a specific issuance of securities. If this is the case, the pricing supplement will set out in full how your payment at maturity is calculated.

Bearish or Bullish Exposure

The securities may offer either bearish or bullish exposure to the performance of the Underlying. This will be specified in the relevant pricing supplement.

- If the securities offer *bearish* exposure, the investment position inherent in the securities is premised on an outlook that the Underlying will *decline* in value. **Increases** in the value of the Underlying referenced by bearish securities may result in a loss on the securities.

- If the securities offer *bullish* exposure, the investment position inherent in the securities is premised on an outlook that the Underlying will *increase* in value. **Decreases** in the value of the Underlying referenced by bullish securities may result in a loss on the securities.

Payment on the Securities

Either:

- the securities will be called automatically if a Call Event occurs, and we will pay to you an amount in cash equal to the Face Amount of your securities *plus* the Face Amount *multiplied by* the applicable Return on Call Date: or

- if the securities are not called automatically, we will pay to you at maturity an amount in cash equal to or less than the Face Amount of your securities.

Payment Upon a Call Event

If a Call Event occurs, the securities will be automatically called for a Call Price per Face Amount, payable on the corresponding Call Settlement Date, determined as follows:

Call Price = Face Amount + (Face Amount x Return on Call Date)

For **bearish** securities, a Call Event will be a **Bearish Call Event**, which is contingent upon the level of the Underlying **being less than or equaling** a specified Call Level on an Observation Date.

For **bullish** securities, a Call Event will be a **Bullish Call Event**, which is contingent upon the level of the Underlying **being greater than or equaling** a specified Call Level on an Observation Date.

Payment at Maturity

If a Call Event does not occur, you will receive a payment at maturity based on the Underlying Return and which will be equal to or less than your initial investment. We may select one of four different payment at maturity options. The option which we select for your securities will be specified in the relevant pricing supplement. In all four options, the Underlying Return will be zero or negative.

Option 1

The securities do not have a Trigger Event, a Buffer Level or a Downside Participation Rate.

In this option, your payment at maturity per Face Amount will be determined as follows:

Payment at maturity = Face Amount + (Face Amount x Underlying Return)

In this option, the payment at maturity will be equal to or less than the Face Amount. **Accordingly, you will lose some or all of your investment at maturity.**

Option 2

The securities have a Trigger Event only. Neither the Buffer Level nor a Downside Participation Rate applies.

In this option, your payment at maturity per Face Amount will be determined as follows:

- If a Trigger Event has not occurred, then your payment at maturity per Face Amount will equal the Face Amount

- If a Trigger Event has occurred, then your payment at maturity per Face Amount will equal:

Payment at maturity = Face Amount + (Face Amount x Underlying Return)

In this option, where a Trigger Event has occurred, the payment at maturity will be equal to or less than the Face Amount. **Accordingly, you will lose some or all of your investment at maturity.**

Option 3

The securities have a Buffer Level and a Downside Participation Rate. The Trigger Event feature does not apply.

In this option, your payment at maturity per Face Amount will be determined as follows:

- If the Buffer Level *plus* the Underlying Return is **equal to or greater than** zero, then your payment at maturity per Face Amount will equal the Face Amount.

- If the Buffer Level plus the Underlying Return is **less than** zero, then your payment at maturity per Face Amount will equal:

Payment at maturity = Face Amount + (Face Amount x (Underlying Return + Buffer Level) x Downside Participation Rate)

In this option, if the Final Level relative to the Initial Level has increased for bearish securities, or decreased for bullish securities, by amount which is equal to or less than the Buffer Level, you will receive back your initial investment, subject to our creditworthiness.

However, if the Final Level relative to the Initial Level has increased for bearish securities, or decreased for bullish securities, by an amount greater than the Buffer Level, you will lose an amount greater than 1% of the Face Amount for every 1% that the Underlying Return is greater than the Buffer Level and the payment at maturity will be less than the Face Amount. **Accordingly, you will lose some or all of your investment at maturity, despite the presence of the Buffer Level.**

Option 4

The securities have a Buffer Level only. Neither the Downside Participation Rate nor the Trigger Event feature applies.

In this option, your payment at maturity per Face Amount will be determined as follows:

- If the Buffer Level plus the Underlying Return is **equal to or greater than** zero, then your payment at maturity per Face Amount will equal the Face Amount.

- If the Buffer Level *plus* the Underlying Return is **less than** zero, then your payment at maturity per Face Amount will equal:

Payment at maturity = Face Amount + (Face Amount x (Underlying Return + Buffer Level))

In this option, if the Final Level relative to the Initial Level has increased for bearish securities, or decreased for bullish securities, by amount which is equal to or less than the Buffer Level, you will receive back your initial investment, subject to our creditworthiness.

*However, if the Final Level relative to the Initial Level has increased for bearish securities, or decreased for bullish securities, by an amount greater than the Buffer Level, you will lose an amount equal to 1% of the Face Amount for every 1% that the Underlying Return is greater than the Buffer Level and the payment at maturity will be less than the Face Amount. **Accordingly, you will lose some of your investment at maturity.***

Adjustments to Valuation Dates and Payment Dates

A **Valuation Date** is any Observation Date, Final Valuation Date, Averaging Date, trade date (as that term is defined in the relevant pricing supplement) or other date specified in the pricing supplement on which a value for an Underlying is required and is subject to adjustment as described below.

Upon an adjustment to a Valuation Date other than a trade date, the Call Settlement Date, Maturity Date or any other date on which a payment is made to the holder of the securities based on the value of an Underlying on a Valuation Date (together with the Call Settlement Date and Maturity Date, a "**Payment Date**") will be adjusted as well. Payment Dates will also be adjusted if they are not Business Days.

For the purposes of the following sections, references to "Index" or "Commodity" include references to Indices or Commodities which are Basket Components and the following provisions apply individually to each Basket Component.

The relevant pricing supplement may specify an alternative method of adjustment to Valuation Dates and Payment Dates which applies to a specific issuance of securities. If this is the case, the pricing supplement will set out in full how the adjustments will occur.

Adjustments to Valuation Dates for Index Underlyings or Basket Components

For Indices, the following adjustments will be made for Market Disruption Events and non-Trading Days.

If a Market Disruption Event or a Force Majeure Event affecting an Index or one or more Exchange Traded Instruments included in an Index is in effect on a Valuation Date or if any Valuation Date is not a Trading Day with regard to any Exchange Traded Instrument, the Calculation Agent will calculate the Closing Level of the Index for the Valuation Date using:

(a) for each Exchange Traded Instrument, the weight of the Exchange Traded Instrument within the Index on the Valuation Date;

(b) for each Exchange Traded Instrument for which the Valuation Date was a Trading Day and which did not suffer a Market Disruption Event or a Force Majeure Event on such day, the closing price for such Exchange Traded Instrument on that day; and

(c) subject to the following paragraph, for each Exchange Traded Instrument for which the Valuation Date was not a Trading Day or which suffered a Market Disruption Event or a Force Majeure Event on such Valuation Date, the closing price for the Exchange Traded Instrument on the immediately succeeding Trading Day for such Exchange Traded Instrument on which no Market Disruption Event or a Force Majeure Event occurs or is continuing with respect to or affecting such Exchange Traded Instrument (a "**Good Day**").

If a Good Day does not occur by:

(x) the scheduled Trading Day after a trade date (as that term is defined in the pricing supplement); or

(y) the tenth scheduled Trading Day after the scheduled Valuation Date (other than a trade date),

then the Calculation Agent will determine and use in calculating the Closing Level of the Index the closing price for the affected Exchange Traded Instrument on the scheduled Trading Day after the trade date or the tenth scheduled Trading Day (as applicable) in good faith and in a commercially reasonable manner.

Market Disruption Events for Indices

If the sponsor of an Index ("**Sponsor**") is required on a Business Day to calculate the closing price for any Exchange Traded Instrument in a manner different than the typical practice due to the occurrence or continuance of an event, other than a Force Majeure Event (as defined below), then such event will be a "**Market Disruption Event**" with respect to such Exchange Traded Instrument.

The Sponsor will not calculate the Closing Level of an Index in the event of an event or circumstance (including, without limitation, a systems failure, natural or man-made disaster, Act of God, armed conflict, act of terrorism, riot or labor disruption or any similar intervening circumstance) that is beyond the reasonable control of the Sponsor and that the Sponsor determines, in its discretion, affects the Underlying or Basket Component or any commodity underlying an Exchange Traded Instrument (a "**Force Majeure Event**"). If a Force Majeure Event occurs on a Business Day, the Sponsor may, in its discretion, take one or more of the following actions: (i) make such determinations and/or adjustments as it considers appropriate to determine the Closing Level; or (ii) defer publication of information relating to the Underlying or Basket Component until the next Business on which it determines that no Force Majeure Event exists.

Adjustments to Valuation Dates for Commodities

For Commodities, the following adjustments will be made for Market Disruption Events and non-Trading Days. If a Market Disruption Event or a Force Majeure Event affecting a Commodity is in effect on a Valuation Date or if a Valuation Date is not a Trading Day for a Commodity, the Calculation Agent will calculate the Closing Level of the Commodity for the Valuation Date using the price for the Commodity on the immediately succeeding Trading Day for such Commodity on which no Market Disruption Event or a Force Majeure Event occurs or is continuing with respect to or affecting such Commodity (a "**Good Day**").

If a Good Day does not occur by:

    (x) the scheduled Trading Day after the trade date; or

    (y) the tenth scheduled Trading Day after the scheduled Valuation Date (other than a trade date),

then the Calculation Agent will determine and use the price for the affected Commodity on the scheduled Trading Day after the trade date or the tenth scheduled Trading Day (as applicable) in good faith and in a commercially reasonable manner.

Market Disruption Events for Commodities

A "**Market Disruption Event**" means, with respect to any Commodity, any of a Price Source Disruption, Disappearance of Commodity Reference Price, Trading Disruption, Tax Disruption, Material Change in Formula or Material Change in Content, each as defined below:

"*Price Source Disruptions*" means the temporary or permanent failure of any relevant exchange to announce or publish the relevant price specified in this term sheet for the relevant Commodity.

"*Trading Disruption*" means the material suspension of, or the material limitation imposed on, trading in the Commodity or futures contracts related to such Commodity on the relevant exchange for such Commodity.

"*Disappearance of Commodity Reference Price*" means either (i) the failure of trading to commence, or the permanent discontinuance of trading, in such Commodity, or (ii) the disappearance of, or of trading in, the relevant Commodity.

"*Material Change in Formula*" means the occurrence since the trade date of a material change in the formula for, or the method of calculating, the price of such Commodity.

"*Material Change in Content*" means the occurrence since the trade date of a material change in the content, composition or constitution of such Commodity.

"*Tax Disruption*" means the imposition of, change in or removal of an excise, severance, sales, use, value-added, transfer, stamp, documentary, recording or similar tax on, or measured by reference to the Commodity by any government or taxation authority after the trade date, if the direct effect of such imposition, change or removal is to raise or lower the price on the Valuation Date from what it would have been without that imposition, change or removal.

The Calculation Agent will not calculate the Closing Level of a Commodity in the event of an event or circumstance (including, without limitation, a systems failure, natural or man-made disaster, Act of God, armed conflict, act of terrorism, riot or labor disruption or any similar intervening circumstance) that is beyond the reasonable control of the Calculation Agent and that the Calculation Agent determines, in its discretion, affects any Commodity (a "**Force Majeure Event**"). If a Force Majeure Event occurs on a Business Day, the Calculation Agent may, in its discretion, make such determinations and/or adjustments as it considers appropriate to determine the Closing Level.

Adjustments to Payment Dates

For securities linked to a single Underlying, if an adjustment is made for Market Disruption Events, Force Majeure Events and non-Trading Days, and the date as of which the Calculation Agent determines the Closing Level falls less than three Business Days prior to the scheduled Payment Date corresponding to such Valuation Date, such Payment Date will be postponed to the third Business Day following the date as of which the Calculation Agent determines the Closing Level for such Valuation Date. If a scheduled Payment Date is not a Business Day, such Payment Date will be postponed to the next succeeding Business Day, subject to postponement in the event that a Market Disruption Event or Force Majeure Event exists on the applicable Valuation Date as described above.

For securities linked to a Basket, if an adjustment is made for Market Disruption Events, Force Majeure Events and non-Trading Days to a single Basket Component, and the last date on which the Calculation Agent determines the Closing Level of one of the Basket Components falls less than three Business Days prior to the scheduled Payment Date, as applicable, corresponding to such Valuation Date, such Payment Date, as applicable, will be postponed to the third Business Day following the date as of which the Calculation Agent last determines a Closing Level for a Basket Component for such scheduled Valuation Date. If a scheduled Payment Date is not a Business Day, such Payment Date will be postponed to the next succeeding Business Day, subject to postponement in the event that a Market Disruption Event or Force Majeure Event exists on the applicable Valuation Date as described above.

Changes to Underlyings and Basket Components

Change in the Methodology of an Index

The sponsor of an Index ("**Sponsor**") may modify the methodology used to determine the Index as it deems appropriate if the Sponsor is of the view that such change is required in light of fiscal, market, regulatory, juridical or financial circumstances (including, but not limited to, any changes to or any suspension or termination of or any other events affecting any commodity to which an Exchange Traded Instrument is linked or an Exchange Traded Instrument). The Sponsor may also make modifications to the terms of the Index in any manner that it may deem necessary or desirable, including (without limitation) to correct any manifest or proven error or to cure, correct or supplement any defective provision used to determine the Index closing level. The Sponsor will publish notice of any such modification or change and the effective date thereof as described above.

Discontinuation of an Index; Alteration of Method of Calculation

If the Sponsor of an Index discontinues publication of the Index and the Sponsor or another entity publishes a successor or substitute index that the Calculation Agent determines, in its sole discretion, to be comparable to the discontinued index (such index being referred to herein as an "**Successor Index**"), then any Closing Level will be determined by reference to the level of such Successor Index at the close of trading on the relevant exchange or market for the Successor Index on any date on which a value for the Index must be taken for the purposes of the security, including any Valuation Date ("**Relevant Date**").

Upon any selection by the Calculation Agent of a Successor Index, the Calculation Agent will cause written notice thereof to be promptly furnished to the trustee, to us and to the holders of the securities or securities.

If the Sponsor discontinues publication of the Index prior to, and such discontinuance is continuing on, any Relevant Date, and the Calculation Agent determines, in its sole discretion, that no Successor Index is available at such time, or the Calculation Agent has previously selected a Successor Index and publication of such Successor Index is discontinued prior to and such discontinuation is continuing on such Relevant Date, then the Calculation Agent will determine the Index Closing Level for such date. The Closing Level will be computed by the Calculation Agent in accordance with the formula for and method of calculating the Index or Successor Index, as applicable, last in effect prior to such discontinuance, using the closing price (or, if trading in the relevant securities has been materially suspended or materially limited, its good faith estimate of the closing price that would have prevailed but for such suspension or limitation) at the close of the principal trading session on such date of each security most recently comprising the Index or Successor Index, as applicable. Notwithstanding these alternative arrangements, discontinuance of the publication of the Index or Successor Index, as applicable, may adversely affect the value of the securities.

If at any time the method of calculating the Index or an Successor Index, or the level thereof, is changed in a material respect, or if the Index or an Successor Index is in any other way modified so that such Index does not, in the opinion of the Calculation Agent, fairly represent the level of the Index or such Successor Index had such changes or modifications not been made, then, from and after such time, the Calculation Agent will, at the close of business in New York City on each date on which the Index closing level is to be determined, make such calculations and adjustments as, in the good faith judgment of the Calculation Agent, may be necessary in order to arrive at a level of an index comparable to the Index or such Successor Index, as the case may be, as if such changes or modifications had not been made, and the Calculation Agent will calculate the Closing Level with reference to the Index or such Successor Index, as adjusted. Accordingly, if the method of calculating the Index or an Successor Index is modified so that the level of the Index or such Successor Index is a fraction of what it would have been if there had been no such modification (*e.g.*, due to a split in the Index or such Successor Index), then the Calculation Agent will adjust the Index or such Successor Index in order to arrive at a level of the Index or such Successor Index as if there had been no such modification (*e.g.*, as if such split had not occurred).

Calculation Agent

Deutsche Bank AG, London Branch will act as the Calculation Agent. The Calculation Agent will determine, among other things, the Closing Levels and Underlying Return and the payment at maturity on the securities. In addition, the Calculation Agent will determine whether there has been a Call Event, Trigger Event, Market Disruption Event, Force Majeure Event or a discontinuation of any of the Underlyings or Basket Components and whether there has been a material change in the method of calculating any of the Underlyings or Basket Components. All determinations made by the Calculation Agent will be at its sole discretion and will, in the absence of manifest error, be conclusive for all purposes and binding on you and on us. We may appoint a different Calculation Agent from time to time after the date of the relevant pricing supplement without your consent and without notifying you.

The Calculation Agent will provide written notice to the trustee at its New York office, on which notice the trustee may conclusively rely, of the amount to be paid at maturity on or prior to 11:00 a.m. on the Business Day preceding the Maturity Date.

All calculations with respect to the Closing Levels and Underlying Return will be rounded to the nearest one hundred-thousandth, with five one-millionths rounded upward (*e.g.*, 0.876545 would be rounded to 0.87655); all dollar amounts related to determination of the payment per security at maturity, if any, will be rounded to the nearest ten-thousandth, with five one hundred-thousandths rounded upward (*e.g.*, 0.76545 would be rounded up to 0.7655); and all dollar amounts paid on the aggregate Face Amount of securities per holder will be rounded to the nearest cent, with one-half cent rounded upward.

Events of Default

Under the heading "Description of Debt Securities—Events of Default" in the accompanying prospectus is a description of events of default relating to debt securities including the securities.

Payment Upon an Event of Default

Unless otherwise specified in the relevant pricing supplement, in case an event of default with respect to the securities shall have occurred and be continuing, the amount declared due and payable per security upon any acceleration of the securities shall be determined by the Calculation Agent and shall be an amount in cash equal to the amount payable at maturity per security as described under the caption "Description of Securities—Payment on the Securities," calculated as if the date of acceleration were the Final Valuation Date (which may also be an Observation Date, as specified in the relevant pricing supplement). If the securities have successive Averaging Dates, then the Business Days immediately preceding the date of acceleration shall be the corresponding Averaging Dates. If the securities have scheduled Averaging Dates that are not all on successive Business Days, then the amount due and payable will be calculated as though the Closing Levels of the Underlying for any Averaging Dates scheduled to occur on or after such date of acceleration were the Closing Levels of the Underlying on the date of acceleration.

If the maturity of the securities is accelerated because of an event of default as described above, we shall, or shall cause the Calculation Agent to, provide written notice to the trustee at its New York office, on which notice the trustee may conclusively rely, and to DTC of the cash amount due with respect to the securities as promptly as possible and in no event later than two business days after the date of acceleration.

Modification

Under the heading "Description of Debt Securities—Modification of the Indenture" in the accompanying prospectus is a description of when the consent of each affected holder of debt securities is required to modify the indenture.

Defeasance

The provisions described in the accompanying prospectus under the heading "Description of Debt Securities—Discharge and Defeasance" are not applicable to the securities, unless otherwise specified in the relevant pricing supplement.

Listing

The securities will not be listed on any securities exchange, unless otherwise specified in the relevant pricing supplement.

Book-Entry Only Issuance—The Depository Trust Company

The Depository Trust Company, or DTC, will act as securities depositary for the securities. The securities will be issued only as fully-registered securities registered in the name of Cede & Co. (DTC's nominee). One or more fully-registered global securities certificates, representing the total aggregate Face Amount of the securities, will be issued and will be deposited with DTC. See the descriptions contained in the accompanying prospectus supplement under the headings "Description of Notes—Form, Legal Ownership and Denomination of Notes."

Registrar, Transfer Agent and Paying Agent

Deutsche Bank Trust Company Americas ("**DBTCA**") or one of its affiliates will act as registrar and transfer agent for the securities. DBTCA will also act as paying agent and may designate additional paying agents.

Registration of transfers of the securities will be effected without charge by or on behalf of DBTCA, but upon payment (with the giving of such indemnity as DBTCA may require) in respect of any tax or other governmental charges that may be imposed in relation to it.

Governing Law

The securities will be governed by and interpreted in accordance with the laws of the State of New York.

CERTAIN U.S. FEDERAL INCOME TAX CONSEQUENCES

The following is a summary of certain material U.S. federal income tax consequences of ownership and disposition of the securities.

The following discussion only applies to an investor who holds the securities as capital assets within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended to the date hereof (the "**Code**"). This discussion is based on the Code, administrative pronouncements, judicial decisions and currently effective and proposed Treasury regulations, changes to any of which subsequent to the date of this product supplement may affect the tax consequences described below, possibly retroactively. This summary does not address all aspects of U.S. federal income taxation that may be relevant to an investor in light of the investor's particular circumstances or to certain types of investors subject to special treatment under the U.S. federal income tax laws, such as certain former citizens or residents of the United States, certain financial institutions, real estate investment trusts, regulated investment companies, tax-exempt entities, certain dealers and traders in commodities, partnerships or other entities classified as partnerships for U.S. federal income tax purposes, persons who hold the securities as a part of a hedging transaction, straddle, conversion or integrated transaction, U.S. holders (as defined below) who have a "functional currency" other than the U.S. dollar, or any individual non-U.S. investor who is present in the United States for 183 days or more in a taxable year in which the investor's securities are sold or retired.

Tax Treatment of the Securities

Unless otherwise provided in the relevant pricing supplement, it is reasonable to treat the securities as prepaid financial contracts for U.S. federal income tax purposes, with the consequences described below. Due to the absence of authorities that directly address instruments that are similar to the securities, significant aspects of the U.S. federal income tax consequences of an investment in the securities are uncertain. We do not plan to request a ruling from the IRS, and no assurance can be given that the IRS or a court will agree with the treatment described herein. Accordingly, you should consult your tax adviser regarding the U.S. federal income tax consequences of an investment in the securities (including possible alternative treatments, some of which are discussed below) and with respect to any tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction. Unless otherwise stated, the following discussion assumes that the above treatment of the securities will be respected.

Tax Consequences to U.S. Holders

You are a "U.S. holder" if, for U.S. federal income tax purposes, you are a beneficial owner of the securities who is: (i) a citizen or resident of the United States; (ii) a corporation created or organized under the laws of the United States or any political subdivision thereof; or (iii) an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source.

Unless otherwise provided in the applicable pricing supplement and assuming the treatment of the securities described above is respected, the following are certain material U.S. federal income tax consequences of the ownership and disposition of the securities under current law.

Tax Treatment Prior to Maturity. You should not recognize taxable income or loss over the term of the securities prior to maturity, other than pursuant to a sale or exchange, as described below.

Sale, Exchange or Retirement of the Securities. Upon a sale or exchange of the securities prior to their maturity (including pursuant to a call) or upon the receipt of the cash payment in retirement of the securities at maturity, you will recognize taxable gain or loss equal to the difference between the amount realized on such sale, exchange or retirement and your tax basis in the securities. Your tax basis in the securities generally should equal the amount you paid to acquire them. This gain or loss generally should be capital gain or loss and should be long-term capital gain or loss if you have held the securities for more than one year. The deductibility of capital losses is subject to certain limitations.

Possible Alternative Tax Treatments of an Investment in the Securities. Due to the absence of authorities that directly address the proper tax treatment of the securities, no assurance can be given that the IRS will accept, or that a court will uphold, the treatment described above. Alternative U.S. federal income tax treatments of the securities are possible that, if applied, could materially and adversely affect the timing and/or character of income or loss with respect to the securities. It is possible, for example, that the securities could be treated as debt instruments issued by us. Under this treatment, securities having a term from issue to maturity (including the last possible date that the securities could be outstanding) exceeding one year would be governed by Treasury regulations relating to the taxation of contingent payment debt instruments. In that event, even if you are a cash-method taxpayer, in each year that you held the securities you would be required to accrue into income "original issue discount" based on our comparable yield for similar non-contingent debt, determined as of the time of issuance of the securities, even though you may not receive any cash with respect to the securities prior to maturity. In addition, any gain on the sale, exchange or retirement of the securities would generally be treated as ordinary in character. Moreover, if you were to recognize a loss above certain thresholds, you could be required to file a disclosure statement with the IRS.

Alternative U.S. federal income tax characterizations of the securities might also require you to include amounts in income during the term of the securities and/or might treat all or a portion of the gain or loss on the sale or settlement of the securities as ordinary income or loss or as short-term capital gain or loss, without regard to how long you held the securities. For instance, in the case of any index that is included in, or constitutes, an Underlying, it is possible that any reconstitution, rebalancing, recomposition of the index, change in methodology of calculating the index or any substitution of a successor index could be treated as a "deemed" taxable exchange that could cause you to recognize gain or loss (subject, in the case of loss, to possible application of "wash sale" principles) as if you had sold or exchanged the securities.

On December 7, 2007, Treasury and the IRS released a notice requesting comments on various issues regarding the U.S. federal income tax treatment of "prepaid forward contracts" and similar instruments, which may include the securities. The notice focuses in particular on whether to require holders of these instruments to accrue income over the term of their investment. It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments; the relevance of factors such as the nature of the underlying property to which the instruments are linked; and whether these instruments are or should be subject to the "constructive ownership" regime, which very generally can operate to recharacterize certain long-term capital gain as ordinary income that is subject to an interest charge. While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the securities, possibly with retroactive effect.

You should consult your tax adviser regarding the U.S. federal income tax consequences of an investment in the securities, including possible alternative treatments and the issues presented by this notice, as well as any tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

Tax Consequences to Non-U.S. Holders

The following discussion applies to you only if you are a non-U.S. holder. You are a "non-U.S. holder" if, for U.S. federal income tax purposes, you are a beneficial owner of the securities who is: (i) a nonresident alien individual, (ii) a foreign corporation or (iii) a foreign estate or trust.

Sale, Exchange or Retirement of the Securities. Under current law any gain from the sale or exchange of the securities prior to their maturity (including pursuant to a call) or upon the receipt of cash payment in retirement of the securities at maturity should not be subject to U.S. federal income tax, including withholding tax, unless such gain is effectively connected with your conduct of a trade or business in the United States, as described below.

Tax Consequences Under Possible Alternative Treatments. If the securities were treated as indebtedness, any income from the securities would not be subject to U.S. federal income tax, including withholding tax, provided generally that (i) you certify on IRS Form W-8BEN, under penalties of perjury, that you are not a United States person and otherwise satisfy applicable requirements; and (ii) any income from the securities is not effectively connected with your conduct of a trade or business in the United States.

As described above under "—Tax Consequences to U.S. Holders—Possible Alternative Tax Treatments of an Investment in the Securities," on December 7, 2007, Treasury and the IRS released a notice requesting comments on various issues regarding the U.S. federal income tax treatment of "prepaid forward contracts" and similar instruments, which may include the securities. The notice focuses, among other things, on the degree, if any, to which income realized with respect to such instruments by non-U.S. holders should be subject to withholding tax. It is possible that any Treasury regulations or other guidance promulgated after consideration of these issues might require non-U.S. holders to accrue income, subject to withholding tax, over the term of the securities, possibly on a retroactive basis. You should consult your tax adviser regarding the U.S. federal income tax consequences of an investment in the securities, including possible alternative treatments and the issues presented by this notice.

Income Effectively Connected with a Trade or Business in the United States. If you are engaged in a trade or business in the United States, and income from the securities is effectively connected with your conduct of that trade or business, you generally will be taxed in the same manner as a U.S. holder. In this case, you will be required to provide a properly executed IRS Form W-8ECI in order to claim an exemption from withholding. If this paragraph applies to you, you should consult your tax adviser with respect to other U.S. tax consequences of the ownership and disposition of the securities, including the possible imposition of a 30% branch profits tax if you are a corporation.

Backup Withholding and Information Reporting

The cash proceeds received from a sale, exchange or retirement of the securities will be subject to information reporting unless you are an exempt recipient (such as a domestic corporation) and may also be subject to backup withholding at the rate specified in the Code if you fail to provide certain identifying information (such as an accurate taxpayer identification number, if you are a U.S. holder) or meet certain other conditions. If you are a non-U.S. holder and you provide a properly executed IRS Form W-8BEN or W-8ECI, as applicable, you will generally establish an exemption from backup withholding.

Amounts withheld under the backup withholding rules are not additional taxes and may be refunded or credited against your U.S. federal income tax liability, provided the required information is furnished to the IRS.

USE OF PROCEEDS; HEDGING

Unless otherwise specified in the relevant pricing supplement, the net proceeds we receive from the sale of the securities will be used for general corporate purposes and, in part, by us or by one or more of our affiliates in connection with hedging our obligations under the securities as more particularly described in "Use of Proceeds" in the accompanying prospectus. The original issue price of the securities includes each agent's commissions (as shown on the cover page of the relevant pricing supplement) paid with respect to the securities which commissions, as to agents affiliated with us, may include the reimbursement of certain issuance costs and the estimated cost of hedging our obligations under the securities. The estimated cost of hedging includes the projected profit that our affiliates expect to realize in consideration for assuming the risks inherent in hedging our obligations under the securities. Because hedging our obligations entails risk and may be influenced by market forces beyond our or our affiliates' control, the actual cost of such hedging may result in a profit that is more or less than expected, or could result in a loss.

On or prior to the date of the relevant pricing supplement, we, through our affiliates or others, may hedge some or all of our anticipated exposure in connection with the securities by taking positions in the relevant Underlying, the components underlying the relevant Underlying, or instruments whose value is derived from the relevant Underlying or its underlying components. While we cannot predict an outcome, such hedging activity or our other hedging or investment activity could potentially affect the level of the relevant Underlying (including the Initial Level), and therefore effectively establish a different level that the relevant Underlying must achieve for you to obtain a return on your investment or avoid a loss of your initial investment at maturity. Similarly, the unwinding of our or our affiliates' hedges near or on a Valuation Date or Valuation Dates could affect the Closing Levels of the relevant Underlying on such dates, which could have an adverse effect on the value of the securities. From time to time, prior to maturity of the securities, we may pursue a dynamic hedging strategy which may involve taking long or short positions in the relevant Underlying, the components underlying the relevant Underlying, or instruments whose value is derived from the relevant Underlying or its underlying components. Although we have no reason to believe that any of these activities will have a material impact on the level of the relevant Underlying or the value of the securities, we cannot assure you that these activities will not have such an effect.

We have no obligation to engage in any manner of hedging activity and will do so solely at our discretion and for our own account. No security holder shall have any rights or interest in our hedging activity or any positions we may take in connection with our hedging activity.

UNDERWRITING

Under the terms and subject to the conditions contained in the Distribution Agreements entered into between Deutsche Bank AG and each of Deutsche Bank Securities Inc. ("**DBSI**") and DBTCA, as agents, and certain other agents that may be party to either Distribution Agreement from time to time (each, an "**Agent**" and, collectively with DBSI and DBTCA, the "**Agents**"), each Agent participating in an offering of securities has agreed to purchase, and we have agreed to sell, the Face Amount of securities set forth on the cover page of the relevant pricing supplement. Each Agent proposes initially to offer the securities directly to the public at the public offering price set forth on the cover page of the relevant pricing supplement. DBSI, DBTCA and other Agents may allow a concession to other dealers as set forth in the relevant pricing supplement, or we may pay other fees in the amount set forth in the relevant pricing supplement. After the initial offering of the securities, the Agents may vary the offering price and other selling terms from time to time.

We own, directly or indirectly, all of the outstanding equity securities of DBSI and DBTCA. The underwriting arrangements for this offering comply with the requirements of Rule 2720 of the Conduct Rules of the FINRA regarding a FINRA member firm's underwriting of securities of an affiliate. In accordance with Rule 2720, no underwriter may make sales in this offering to any discretionary account without the prior approval of the customer.

DBSI or another Agent may act as principal or agent in connection with offers and sales of the securities in the secondary market. Secondary market offers and sales, if any, will be made at prices related to market prices at the time of such offer or sale.

In order to facilitate the offering of the securities, DBSI may engage in transactions that stabilize, maintain or otherwise affect the price of the securities. Specifically, DBSI may sell more securities than it is obligated to purchase in connection with the offering, creating a naked short position in the securities for its own account. DBSI must close out any naked short position by purchasing the securities in the open market. A naked short position is more likely to be created if DBSI is concerned that there may be downward pressure on the price of the securities in the open market after pricing that could adversely affect investors who purchase in the offering. As an additional means of facilitating the offering, DBSI may bid for, and purchase, securities in the open market to stabilize the price of the securities. Any of these activities may raise or maintain the market price of the securities above independent market levels or prevent or retard a decline in the market price of the securities. DBSI is not required to engage in these activities, and may end any of these activities at any time.

To the extent the total aggregate Face Amount of securities offered pursuant to a pricing supplement is not purchased by investors, one or more of our affiliates may agree to purchase for investment the unsold portion. As a result, upon completion of an offering, our affiliates may own up to approximately 10% of the securities offered in that offering.

No action has been or will be taken by us, DBSI, DBTCA or any dealer that would permit a public offering of the securities or possession or distribution of this product supplement or the accompanying prospectus supplement, prospectus or pricing supplement, other than in the United States, where action for that purpose is required. No offers, sales or deliveries of the securities, or distribution of this product supplement or the accompanying prospectus supplement, prospectus or pricing supplement or any other offering material relating to the securities, may be made in or from any jurisdiction except in circumstances which will result in compliance with any applicable laws and regulations and will not impose any obligations on us, the Agents or any dealer.

Each Agent has represented and agreed, and each dealer through which we may offer the securities has represented and agreed, that it (i) will comply with all applicable laws and regulations in force in each non-U.S. jurisdiction in which it purchases, offers, sells or delivers the securities or possesses or distributes this product supplement and the accompanying prospectus supplement, prospectus and pricing supplement and (ii) will obtain any consent, approval or permission required by it for the purchase, offer or sale by it of the securities under the laws and regulations in force in each non-U.S. jurisdiction to which it is subject or in which it makes purchases, offers or sales of the securities. We shall not have responsibility for any Agent's or any dealer's compliance with the applicable laws and regulations or obtaining any required consent, approval or permission.